EXHIBIT 12.1

ASIA GLOBAL CROSSING LTD. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)
(Unaudited)

			Period from
			April 1, 1998
	Year Ended	Year Ended	(Date of Inception)
	December 31, 2000	December 31, 1999	to December 31, 1998

Fixed Charges:

Interest expensed	$2,622	$—	$—

Interest capitalized	78,989	—	—

Amortization of deferred finance fees	4,543	—	—

Interest element on rentals	1,994	—	—

Total	$88,148	$—	$—

Earnings:

Income (loss) before provision for income taxes	$(136,878)	$13,375	$2,867

Add back:

Minority interest	6,575	—	—

Equity income (loss) in affiliates	59,001	(2,978)	2,507

Fixed charges less interest capitalized	9,159	—	—

Capitalized interest included in cost of capacity sold	6,875	—	—

Amortization of capitalized interest	1,417	—	—

Total	$(53,851)	$10,397	$5,374

Ratio of earnings to fixed charges	(0.61)	—	—

Excess (deficiency) of earnings over fixed charges	$(141,999)	$10,397	$5,374